Will H. Cai

+852 3758 1210

wcai@cooley.com

August 12, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Scott Anderegg
Ms. Jennifer López Molina

Re:	Skillful Craftsman Education Technology Ltd
Responses to the Staff’s Comment Letter Dated July 7, 2022
File No. 333-259498

Dear Mr. Anderegg and Ms. López Molina:

On behalf of our client, Skillful Craftsman Education Technology Ltd (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 7, 2022 (the “Comment Letter”) on the Amendment No.5 to the Registration Statement on Form F-3 publicly filed with the Commission on June 10, 2022 (the “Registration Statement”). In response to these comments, the Company has revised the Registration Statement and is filing Amendment No.6 to the Registration Statement (the “Amended Registration Statement”) concurrently with the submission of this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 5 to Registration Statement on Form F-3 filed June 10, 2022

Cover Page

1.	We note your revised disclosure in response to comment 1. Please refrain from using the terms "we," “us,” and “our” when referencing the Hong Kong subsidiary or VIE.

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 10th paragraph on cover page and pages 7, 14, 17, 24, 26 and 34 of the Amended Registration Statement.

2.	We note your revised disclosure in response to comment 4 and reissue the comment. Please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. In this regard, we note your disclosure that "Skillful Craftsman . . . relies on contractual arrangements among its PRC subsidiary, the VIE and the VIE's nominee shareholders, which allow Skillful Craftsman to receive substantially all of the economic benefits and absorb substantially all of the losses of the VIE and the VIE's subsidiary and have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law." Any references to benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

August 12,2022

In response to the Staff’s comment, the Company has revised the relevant disclosure in the 8th paragraph on cover page and pages 6, 7, 16 and 25 of the Amended Registration Statement.

Prospectus Summary, page 2

3.	We note your revisions in response to comment 6. We note that you discuss the applicability of various permissions or approvals based on the advice of PRC counsel. Please name PRC counsel and revise to disclose the basis for the opinion. In this regard, the legal opinion filed as Exhibit 8.2 states that the disclosure in the prospectus is the opinion of counsel.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 5, 20 and 23 to 25 of the Amended Registration Statement.

General

4.	To the extent that you have one or more directors, officers or members of senior management located in the PRC/Hong Kong, please (i) state that is the case and identify the relevant individuals and (ii) revise your risk factors to particularly address the challenges of bringing actions and enforcing judgments/liabilities against such individuals located in the PRC/Hong Kong.

In response to the Staff’s comment, the Company has revised the relevant disclosure on pages 26 and 49 of the Amended Registration Statement.

5.	Please revise your disclosure on page 1 to remove the exclusion of Hong Kong and Macau from the definition of "China" and the "PRC."

In response to the Staff’s comment, the Company has revised the relevant disclosure on page 1 of the Amended Registration Statement.

*   *   *

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com

If you have any questions regarding the Amended Registration Statement, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	Xiaofeng Gao, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Bin Fu, Co-Chief Executive Officer, Skillful Craftsman Education Technology Limited
Dawei Chen, Chief Financial Officer, Skillful Craftsman Education Technology Limited
Frank Parrish, Partner, TPS Thayer, LLC
Eric Huang, Partner, V&T Law Firm

c/o 3501 Two Exchange Square, 8 Connaught Place, Central, Hong Kong

t: + 852 3758 1200 f: + 852 3014 7818 cooley.com